811-01479 Branch 18
(AIM Stock Fund)

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

04053700

December 8, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of the following documents filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

- Class Plaintiffs' Memorandum of Law in Support of Motion to Lift Stay to Commence Discovery
- Class Plaintiffs' Motion to Lift Stay to Commence Discovery with Exhibit A, B and C
- Order
- Stipulated Amendment to Scheduling Order
- Stipulation and Order Staying the MDL Actions Against the Canary Defendants in Contemplation of Settlement

Sincerely,

Stephen Rimes /CRT

Stephen R. Rimes

Enclosures

cc: Mr. Robert ?. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-120804SEC.doc
120804 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT) LITIGATION	MDL No. 1586
	) Case Nos. 04-15861-CBB
	) 04-15862-AMD
[All Tracks]	) 04-15863-JFM
	) 04-15864-FPS

CLASS PLAINTIFFS' MEMORANDUM OF LAW IN SUPPORT OF MOTION TO LIFT STAY TO COMMENCE DISCOVERY

MILBERG WEISS BERSHAD & SCHULMAN, LLP
David J. Bershad
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: (212) 594-5300
Fax: (212) 868-1229

BERNSTEIN LITOWITZ BERGER & GROSSMANN, LLP
Alan Schulman
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone: (858) 793-0070
Fax: (858) 793-0323

Co-Chairs of Plaintiffs' Steering Committee

TYDINGS & ROSENBERG LLP
John B. Isbister, Fed. Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Telephone: (410) 752-9700
Fax: (410) 727-5460

Liaison Counsel for Plaintiffs

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Cases

Statutes

INTRODUCTION

The cases consolidated and coordinated in this proceeding raise complex factual and legal issues, the resolution of which will affect the rights of millions of investors and determine the liability of hundreds of parties. It is an understatement to say that the conduct of discovery--not just the location and production of evidence, but the processing of that evidence--will be a daunting task. Fortunately, the conduct of the limited discovery sought by this motion is not only easy, but is likely to accelerate the pace by which this litigation is resolved.

This Court has frequently emphasized that keeping this litigation moving forward efficiently and economically is vital to the interests of the parties, the Court, and the public.[1] Consistent with that charge, the class action plaintiffs ask the Court to permit them (and the other plaintiffs)[2] to start limited discovery of the defendants during the pendency of the anticipated motions to dismiss the consolidated amended complaints that have been filed contemporaneously with this motion. The limitation is this: the plaintiffs seek the production of documents already produced by the defendants to regulators or prosecutors, plus a few categories of documents directly related to settlements that apparently have been reached with those regulators and prosecutors, as more fully described below.

The defendants have signaled their opposition to the plaintiffs request, taking the position that no discovery should be allowed while motions to dismiss are being briefed. The

1 See In re Alger, Columbia, Janus, MFS, One Group, and Putnam Mutual Fund Litigation, 320 F. Supp. 2d 352, 355-356 (D. Md. 2004) ("[e]ffective, coordinated, and timely resolution of the issues presented in this litigation is important both for the health of the national economy and for the maintenance of public confidence in the mutual fund industry."); Tr. of April 2, 2004 Hr'g, at 66-67 (Motz, J.) ("Obviously, we are interested in, as I said in my letter, not sequencing to the extent possible, because it's in everybody's interest to have the momentum of this litigation go on.").

2 This motion is brought by the plaintiffs whose cases are subject to the PSLRA stay. However, the document request that is described later in this memorandum and is attached as an exhibit is a discovery request on behalf of all plaintiffs.

defendants cite the automatic stay provision of the Private Securities Litigation Reform Act, 15 U.S.C. § 78u-4(b)(3)(B) (PSLRA), and argue that all discovery should await a presumed narrowing of the claims after resolution of motions to dismiss.[3] That knee-jerk reaction should be rejected. First, the PSLRA does not bar discovery; indeed it anticipates the conduct of discovery when, as here, plaintiffs seek particularized discovery that is necessary to prevent undue prejudice. Second, the policy considerations that led Congress to enact the PSLRA in the first instance are not present in this case. Finally, the PSLRA is not even applicable to many of the claims asserted in the consolidated amended complaints.

FACTUAL AND PROCEDURAL BACKGROUND

This MDL proceeding brings together scores of actions arising from "market timing" and "late trading" transactions in mutual funds offered by eighteen different mutual fund families. The defendants include the investment advisors, fund administrators, underwriters, affiliated entities, investors, brokers, and other individuals associated with these mutual fund families. The consolidated amended complaints assert claims (both direct and derivative) based upon the Securities Act and the Exchange Act (together the "federal securities laws"), the Investment Company Act of 1940 ("ICA"), and various state law causes of action.

The market timing and late trading conduct of the defendants has been, and continues to be, the subject of investigations and proceedings instituted by state, federal, and industry regulators. Based on publicly available information, there can be no doubt as to the defendants' participation in the market timing and late trading activities that are the subjects of these proceedings. Some defendants have publicly acknowledged that they engaged in the challenged

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3 See, e.g., Letter from Thomas J. Moloney to the Court of 3/24/04, at 5 ("Bear Stearns believes that following the Court's resolution of initial motions addressed to the pleadings, there will be fewer parties in this litigation as well as fewer claims to resolve and that there will be clarity with respect to which parties are entitled to assert such claims. We respectfully submit that it would be wasteful for discovery to proceed in support of

practices; several defendants have agreed to settle with federal regulators; several have settled with state prosecutors; several have settled with industry regulatory bodies; and, in the aggregate, defendants have paid, or agreed to pay billions of dollars in civil penalties, as restitution, into "restoration funds," and as fee reductions. The plaintiffs believe that most, if not all, of the defendants have produced documents to regulators and prosecutors, either voluntarily or pursuant to subpoenas. Attached as Exhibit A to this memorandum is a table that summarizes the status of the investigations and proceedings with respect to each fund family, based on current publicly available information. Considering the settlements that have been reached, or that are publicly known to be under discussion, the plaintiffs have the good faith belief that the documents produced to the regulators and prosecutors include information that relates to the damages suffered by the plaintiffs as a result of actions of the defendants.

By this motion the plaintiffs seek leave to serve limited requests that seek the production of documents that have already been gathered, and presumably organized, screened for privilege, and copied, and then produced by the defendants to state, federal, and/or industry regulators in connection with investigations concerning defendants market timing and late trading conduct. The requests also seek a narrow category of documents that relate directly to damages in these proceedings (although even those documents have probably been produced to government or regulatory authorities). Specifically, the requests also seek the production of (a) communications between defendants and governmental or industry authorities; (b) documents reflecting the terms of any settlements and insurance policies; (c) communications with the independent distribution consultants appointed by the SEC to supervise the allocation of settlement proceeds; and (d) studies or reports that relate to the quantum of costs and losses

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purported claims that do not exist and by parties who lack ultimate standing to be in this Court.").

created by market timing and late trading. A copy of the document request sought to be served on each defendant is attached as Exhibit B.

ARGUMENT

I. THE PSLRA ANTICIPATES A LIFTING OF THE STAY IN THESE CIRCUMSTANCES.

The PSLRA provides:

> In any private action arising under this chapter, all discovery and other proceedings shall be stayed during the pendency of any motion to dismiss, unless the court finds upon the motion of any party that particularized discovery is necessary to preserve evidence or to prevent undue prejudice to that party.

15 U.S.C. § 78u-4(b)(3)(B). By its terms, then, the PSLRA expressly permits a lifting of the stay when the plaintiffs seek particularized discovery that is necessary to . . . prevent undue prejudice. The discovery sought here fits within this statutory exemption.

A. <u>The Discovery that Plaintiffs Seek is Sufficiently Particularized</u>

The discovery sought here consists of requests for two categories of documents. The first is documents already given to governmental or industry authorities. The second is a defined group of documents relating directly to damages issues and, in particular, to settlements that have been reached with authorities. Both are sufficiently particularized under the PSLRA standard.

1. Documents produced to authorities.

Several recent cases have ordered the lifting of the PSLRA stay to permit the discovery by the plaintiff of documents that have already been gathered and produced to governmental or regulatory authorities. All of those cases either expressly or implicitly conclude that the designation of those documents is sufficiently particularized.

In In re Royal Ahold N.V. Securities & ERISA Litigation, 220 F.R.D. 246, 247 (D. Md. 2004), Judge Blake was faced with a request by the plaintiffs for the production of documents already turned over to regulators and prosecutors by the defendants. The plaintiffs argued that because the documents were identifiable they were particularized; the defendants argued that the sheer volume of documents (over one million pages) disqualified the request as particularized. Id. at 250. Jude Blake recognized that the concept of particularized discovery is a nebulous one, and the phrase is not devoid of ambiguity, hence, [t]he meaning of the phrase in any particular case must take into account the nature of the underlying litigation. Id. (citing Mishkin v. Ageloff, 220 B.R. 784, 793 (S.D.N.Y. 1998)). She then concluded that a request for documents previously produced in connection with internal and external investigations . . . satisfie[d] the threshold requirement of particularity because the request describe[d] a clearly defined universe of documents, and the burden of producing the materials [would] be slight, considering that the defendants [had] previously produced them to other entities. Id. (quoting WorldCom, Inc. Sec. Litig., 234 F. Supp. 2d 301, 306 (S.D.N.Y. 2002) ("WorldCom")). The production was ordered.

In WorldCom, Judge Cote held that plaintiffs discovery requests seeking certain documents which WorldCom had already produced in connection with [U.S. Attorney and SEC investigations and other proceedings] were sufficiently particularized because the requests involve[d] a clearly defined universe of documents. WorldCom, 234 F. Supp. 2d at 306. A similar result was reached in: In re Tyco Int l, Ltd. Multidistrict Litig., (MDL 1335) No. 02-1335-B, Practice and Procedure Order No. 5, at 10-11 (D. N.H. 2003) (Tyco)[4] (following

4 A copy of Tyco is found in the Appendix of Cases Not Generally Reported, attached as Exhibit C. See Local Rule 105 5.a.

rationale of WorldCom); Singer v. Nicor, Inc., No. 02 C 5168, 2003 WL 22013905 (N.D. Ill. Apr. 23, 2003) (ordering production of documents previously produced to authorities, although the particularization point was not expressly discussed); In re Enron Corp. Sec., Derivative and ERISA Litig., No. Civ. A. H-01-3624, 2002 WL 31845114 (S.D. Tex. August 16, 2002) (Enron) (same); In re Williams Sec. Litig., No. 02-CV-72H(M), WL 22013464 (N.D. Okla. May 22, 2003) (same).

The result in all of these cases is consistent with the PSLRA policy considerations. As is discussed in more detail in part II below, Congress enacted the PSLRA, and particularly its stay provision, to deal with two perceived abuses in the securities litigation arena. The first was a concern that plaintiffs would bring weak or non-existent cases, planning on using discovery to develop facts from which causes of action could be pled; and the second was a concern that plaintiffs would bring frivolous cases hoping that that even innocent defendants would pay substantial settlement monies up front, rather than going through the expensive discovery process. See discussion and authority cited at pages 14-15, infra. The "particularization" language in the statute has nothing to do with the first concern--it makes no difference if the discovery is "particularized" if the plaintiffs use it for an unauthorized purpose. But it would have everything to do with the second--if the discovery was "particularized," then there would be little burden on the defendant, and the "coercive" aspect of the suit would be eliminated. In that context, the word "particularized" can only mean "identifiable and easy to produce," rather than "relating to a particular subject or topic." This is precisely the analysis that lead Judge Blake to

order production in Royal Ahold.

In short, the already-produced documents in this case are sufficiently particularized as required by the PSLRA.

2. Documents relating to damages and settlements.

The plaintiffs proposed discovery request also includes documents that relate to damages (communications with independent distribution consultants, insurance policies, damages analyses, reports, and studies). While the plaintiffs expect that most, if not all, of these documents will be among the documents already produced to regulators and, therefore, subsumed within the first category, even if they are not, the request is sufficiently particularized--a narrowly defined and easily identifiable subset of documents.

In Fazio v. Lehman Brothers, No. 1:02 CV 157, 2002 WL 32121836 (N.D. Ohio May 16, 2002), the plaintiffs sought the production from the defendants of files relating to specific accounts serviced by a single broker. The Court concluded that the request was sufficiently particularized and ordered their production. Id. at *2. And in Vacold LLC v. Cerami, No. 00 Civ. 4024 (AGS), 2001 WL 167704 (S.D.N.Y. Feb. 16, 2001), the plaintiffs sought to lift the PSLRA stay to permit discovery on a limited factual issue--the timing of the decision by an investor to invest in the defendant company. The Court concluded that because the issue was a narrow one, the discovery was sufficiently particularized under the PSLRA. Id. at *7. It does not appear from the opinion that the parties had even identified particular documents that were to be produced.

If the discovery permitted in Fazio and Vacold was sufficiently particularized, then surely the narrow document descriptions in Exhibit B meet the PSLRA standard.

Cases that have declined to lift the stay for lack of particularization have usually involved document requests that are broad and nonspecific. See, e.g., Carnegie International

Corp. Securities Litigation, 107 F. Supp. 2d 676 (D. Md. 2000) (discovery not particularized where virtually every piece of information at the third party s offices would have been producible); Mishkin v. Ageloff, 220 B.R. 784, 793-95 (S.D.N.Y. 1998) (the plaintiffs were denied open-ended boundless universe of discovery in part because the request was not particularized); Benbow v. Aspen Tech., Inc., No. Civ. A. 02-2881, 2003 WL 1873910, at *4 (E.D. La. April 11, 2003) (discovery was denied when the plaintiffs failed to show that their request was anything other than general discovery addressing all of the plaintiffs claims); In re AOL Time Warner, Inc. Sec. & ERISA Litig., No. 02 Civ. 8853 (SWK), 2003 WL 22227975, at *1 (S.D.N.Y. Sept. 26, 2003) (the plaintiff s request to lift the PSLRA stay was denied in part because of the breadth of the request, which asked for [a]ll documents that reflect, refer, or relate to the collapse of the dot-com Internet bubble).

In this proceeding, as in Royal Ahold, WorldCom, Tyco, Enron, Singer, and Williams, plaintiffs discovery requests are adequately particularized because they are limited to a clearly defined universe of documents. The Court should permit plaintiffs to proceed with that discovery, without further delay.

B. The Requested Discovery is Necessary to Avoid Undue Prejudice and to Facilitate a Prompt Resolution of These Cases.

The second prong of the statutory exception to the PSLRA stay is that the discovery must be necessary to preserve evidence or to prevent undue prejudice to the moving party. 15 U.S.C. § 78u-4(b)(3)(B). Here the discovery is necessary to prevent undue prejudice to the plaintiffs. The Court has urged the parties to consider early settlement of claims, and has acknowledged that it would be virtually impossible for plaintiffs to entertain settlement discussions without gaining access to information that is within the exclusive possession and control of defendants. See Tr. of April 2, 2004 Hr'g, at 66 (Motz, J.) ("But to the extent that there are some defendants who are interested in attempted early resolution, obviously they're going to have to turn over some things in order to have you all do your job."). The Court has further expressed its belief that resolution of damages issues may be critical to a prompt and economic resolution of this litigation and has recommended the establishment of an early briefing schedule on these issues.[5] Considering the settlements that have been reached and that are under discussion, it necessarily follows that much of the production to authorities includes data necessary to determine the damages suffered by investors (that is, the plaintiffs).

With respect to those defendants who have settled with governmental authorities and agreed to make restitution to investors, permitting discovery to proceed is necessary to facilitate plaintiffs coordination with the administrators who are determining how to allocate those monies among investors. This allocation process directly impacts the interests of plaintiffs and the classes of investors they represent, both in the monies that have already been contributed by defendants and in any future recoveries that plaintiffs achieve in this litigation. Indeed, without access to the same information that is available to other interested parties, plaintiffs will be so severely prejudiced that they will be unable to participate in any meaningful way in the Court s efforts to foster a timely and effective resolution of this litigation. Hence, it is crucial that plaintiffs be permitted to gather information about the settlements and the allocation of monies contributed.

The very recent opinion in In re Labranche Securities Litigation, No. 03 Civ. 8201 (RWS), 2004 WL 1924541 (S.D.N.Y. Aug. 27, 2004) makes the point. There the lead plaintiff sought pre-motion to dismiss discovery of documents produced to the SEC and the NYSE by the defendants. Judge Sweet, after cataloging the numerous recent cases that have permitted

5 Letter from Judge Motz to Counsel of 6/14/04, at 1-2.

discovery in similar circumstances, id. at *3, concluded that the discovery was necessary to prevent undue prejudice to the plaintiffs:

> The Lead Plaintiffs must now determine their litigation strategy, principally whether or not to seek an early settlement to benefit the class without further expense. The requested discovery is essential to determine that strategy and to assist in formulating an appropriate settlement demand. The Lead Plaintiffs will suffer undue prejudice in having to defer such decisions. The Defendants have not demonstrated any burden imposed by complying now with the inevitable discovery.

Id. at *5.

Judge Blake permitted discovery to prevent similar unfair prejudice to the plaintiffs in Royal Ahold. There, as here, the defendants were accused of perpetrating a massive fraud and were "the target of numerous civil and criminal actions, none of which, save the securities claims, [were] subject to the PSLRA discovery stay," and the Court encouraged the parties to explore settlement. Royal Ahold, 220 F.R.D. at 251. The Court noted that [t]he most compelling reason to lift the automatic stay and permit the securities plaintiffs to proceed with discovery was the risk of undue prejudice to the lead securities plaintiffs. Id. The Court held that other interested parties would have access to discovery and the securities plaintiffs would be unduly prejudiced if they were denied access to the same information:

> Indeed, the ERISA plaintiffs included in this very litigation are prepared to proceed with discovery, and there is no indication that Congress intended to extend the discovery stay to them. Nor would it be sensible to limit the ERISA plaintiffs to "ERISA-specific" discovery, as Royal Ahold proposes, considering that the ERISA claims involve allegations of wide-ranging fraud similar to those stated in the securities plaintiffs' complaint. Without access to key documents that have already been produced to government investigators and that soon will be produced to the ERISA plaintiffs, the securities plaintiffs could suffer a severe disadvantage in formulating their litigation and settlement strategy--particularly if the parties proceed quickly to settlement negotiations, as the court has urged them to do.

Id. at 251-52 (citations omitted).[6]

The Royal Ahold decision also quoted with approval Judge Cote s opinion in WorldCom, another massive fraud action in which numerous civil and criminal authorities were investigating the defendants:

> Noting that other civil and criminal proceedings were "moving apace," Judge Cote reasoned that denying access to key documents in the hands of other litigants could cause undue prejudice to the lead securities plaintiff due to "its inability to make informed decisions about its litigation strategy in a rapidly shifting landscape." I find Judge Cote's reasoning persuasive in this context.

Id. at 252.[7]

Similarly, in Tyco, another case in which the defendants were the subjects of numerous investigations and legal proceedings, the court permitted the securities plaintiffs to proceed with discovery because, among other things, keeping all parties on an equal footing with respect to discovery serves important case management interests in this complex litigation, and the securities plaintiffs would be at a serious disadvantage if they are denied access to documents that are produced to the [ERISA and derivative] plaintiffs and government investigators. Tyco Order, at 11. The Court in Singer also ordered the production of documents previously given to authorities. Singer, 2003 WL 22013905, at *2. Accepting the plaintiffs' argument that they "risk being left behind while governmental and other investigations rapidly proceed, id. at *1, the court concluded that the plaintiffs "may well be unfairly disadvantaged if they do not have

6 As discussed in part III below, only claims under the "federal securities laws" (that is, the Securities Act and the Exchange Act) implicate the PLSRA and its stay provision.

7 See WorldCom, 234 F. Supp. 2d at 306 (The [securities plaintiffs] would be severely disadvantaged in [settlement] discussions if they are denied access to the documents they now request. If [the lead securities plaintiff] must wait until the resolution of a motion to dismiss to obtain discovery and formulate its settlement or litigation strategy, it faces the very real risk that it will be left to pursue its action against defendants who no longer have anything or at least as much to offer).

access to documents" already in the hands of authorities. Id. at *2; see also In re Williams Sec. Litig., No. 02-CV-72H(M), 2003 WL 22013464 (N.D. Okla., May 22, 2003) (without documents produced to authorities, plaintiffs unable to engage in meaningful settlement negotiations).[8]

Finally, if these cases are not all headed towards early settlement discussions, plaintiffs will be prejudiced if discovery is stayed. Some of the defendants who have settled with governmental authorities and agreed to make restitution to shareholders contend that the restitution is more than sufficient to compensate plaintiffs for all the damages they have sustained and absolves them of legal liability to the private plaintiffs in these proceedings.[9] Clearly, plaintiffs would be unfairly prejudiced in defending against this legal argument if they are denied access to the underlying information that the governmental authorities and defendants used to determine the agreed-upon amounts of restitution.

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8 In In re AOL Time Warner, Inc. Securities & ERISA Litigation, No. 02 Civ. 5575 (SWK), 2003 WL 21729842, at *1 (S.D.N.Y. July 25, 2003), the Court identified the lack of any pending settlement discussions as a reason to deny the lifting of a PSLRA stay as to documents produced to authorities. There, the plaintiffs cited WorldCom to support their request for early discovery, noting Judge Cote s concern about keeping the plaintiff apace with the government s settlement efforts. Id. But Judge Kram, in AOL, noted that there was nothing before him to suggest that a settlement with the government was imminent, so the plaintiffs concern was premature. Id. Discovery was denied. The difference between the facts in AOL and the facts here, on this point, is stark. Here, according to public information, regulators and prosecutors have already settled several cases and more settlements are likely. The plaintiffs need to have discovery to assure not only that they remain apace with those cases, but also to be certain that any distribution of government settlement funds fairly protect the plaintiffs.

9 E.g., Letter from Thomas L. Allen to Judge Motz of 3/25/04, at 2 ("We respectfully ask the Court to consider the impact of the Restoration Fund on the claims being made against the Federated Defendants and the Federated Fund Defendants immediately after lead plaintiffs are designated, consolidated amended complaints are filed, and motions to dismiss are decided"); Letter from Mark A. Kirsch to Judge Motz of 3/25/04, at 3 ("Alliance Capital has already agreed to pay $250 million to shareholders of Alliance Capital mutual funds. There will be an SEC approved [Independent Distribution Consultant ("IDC")] to oversee the calculation and distribution of "damages." . . . It is entirely possible that the result of this process in effect could moot all of the actions pending against the Alliance Capital Defendants, except perhaps for the derivative actions brought by Alliance Capital unitholders").

II. PERMITTING THE PROPOSED LIMITED DISCOVERY IS CONSISTENT WITH THE POLICY CONSIDERATIONS BEHIND THE PSLRA.

Congress enacted the PSLRA in 1995 "to redress certain perceived abuses in securities litigation." Tobias Holdings, Inc. v. Bank United Corp., 177 F. Supp. 2d 162, 165 (S.D.N.Y. 2001). The two perceived abuses cited by Congress were the filing of actions with little or no factual support in order to initiate a "fishing expedition" with hopes of discovering a sustainable claim, and the filing of frivolous class complaints ("strike suits") in an attempt to force the defendants to seek settlement as an alternative to paying the high costs of discovery. See S. Rep. No. 104-98, at 14 (1995), reprinted in 1995 U.S.C.C.A.N. 679, 693; H.R. Conf. Rep. No. 104-369, at 37 (1995), reprinted in 1995 U.S.C.C.A.N. 730, 732; see also Labranche, 2004 WL 1924541, at *2 (discovery not to be used to force coercive settlements or to find sustainable class not alleged in the complaint); Royal Ahold, 220 F.R.D. at 249 (the stay minimizes incentives for plaintiffs to file frivolous class actions in the hope that the defendants will settle rather than bear the cost of discovery) (citing legislative history); WorldCom, 234 F. Supp. 2d at 305 (same); In re Lernout & Hauspie Sec. Litig., 214 F. Supp. 2d 100, 106 (D. Mass. 2002) (Lernout) (same). Implicit in the PSLRA stay provision, then, is the notion that courts should ferret out frivolous and abusive cases at the motion stage to avoid unnecessary expenditures by defendants and unnecessary time by the courts.

Those considerations, and the perceived abuses, simply are not applicable here. The defendants cannot credibly take the position that these consolidated cases are abusive, frivolous, or devoid of substance. As outlined above, and in Exhibit A, the misconduct alleged in these MDL proceedings is not only the subject of numerous federal and state investigations and proceedings, but also of widespread publicity and public outcry. Many of the defendants have admitted their wrongdoing (or at least the underlying facts alleged to be wrongdoings), and several defendants have collectively paid billions dollars to settle civil, criminal, and regulatory actions brought against them. The defendants should not be heard to argue that these cases represent the type of frivolous "strike suits" from which Congress intended to offer them protection. And, Congress's concern that defendants will be coerced into settling meritless cases to avoid expensive and burdensome discovery is similarly inapplicable. Because the discovery sought is, for the most part, for documents that have already been gathered and produced, there will be little if any additional burden on the defendants and, thus, no "coercive" factor. See Enron, 2002 WL 31845114, at *2 ("[i]n a sense this discovery has already been made, and it is merely a question of keeping it from a party because of the strictures of a statute designed to prevent discovery abuse").

Finally, Congress's concern that plaintiffs will use discovered materials to bolster weak or insufficient complaints is also irrelevant. Here the amended consolidated complaints have now been filed and they contain lengthy, specific factual allegations. As recited in those complaints, the allegations are based on an expansive public record including records of regulatory proceedings, public filings made by the defendants themselves, press releases, media reports, and interviews with prospective witnesses, including confidential sources with personal knowledge of the unlawful trading practices in the industry. See, e.g., the amended class action complaints in the Federated (Track 1), Pilgrim Baxter (Track 2), MFS (Track 3), and INVESCO (Track 4). The information to be produced is not needed to plead strong cases against these defendants; rather, as discussed above, the discovery is necessary to permit the plaintiffs to keep pace with the apparently fast-moving prosecutions and other governmental actions, and to permit them to engage effectively in early settlement discussions.

Apart from the express exception to the PSLRA discovery stay discussed in part I, above, the absence (or likely absence) of the abuses that gave rise to the PSLRA in the first instance is often cited as a compelling reason for lifting the stay. Indeed, several courts have found the policy considerations to be outcome determinative. In WorldCom, for instance, the court lifted the PSLRA stay to permit the discovery by the plaintiffs of documents that had been produced to regulators and prosecutors observing that "[n]either rationale underlying the PSLRA's discovery stay provision is contravened by plaintiffs' application." Id. at 305; see also Enron, 2002 WL 31845114, at *2 (permitting discovery on the basis that the cases brought against Enron were not frivolous and did not pose "a threat of the abusive litigation" that gave rise to the PSLRA"); Royal Ahold, 220 F.R.D. at 251 (the plaintiffs' case "whatever its final disposition, is far from frivolous" and "the apparent strength of the . . . case may factor in the court's determination" regarding the stay); Lernout, 214 F. Supp. 2d at 106 (where some complaints had survived dismissal motions, remaining complaints were presumably not frivolous and discovery did not constitute a "fishing expedition" by which plaintiffs were looking for evidence to plead a sustainable case).

All parties agree that the outcome of these cases will have far-reaching implications for millions of investors, the mutual fund industry, and dozens of state and federal regulators. The cases clearly are not frivolous or vexatious. The requested discovery poses little or no burden on the defendants. Moreover, as detailed amended complaints have been filed, plaintiffs' requested discovery cannot be characterized as a fishing expedition. Under these circumstances, policy considerations alone dictate that the discovery stay should be lifted.

III. THE PSLRA DISCOVERY STAY DOES NOT APPLY TO MANY OF THE CLAIMS.

By its terms, the PSLRA discovery stay applies only to actions "arising under" the federal securities law, and not to actions "arising under" other federal statutes or state law. See 15 U.S.C. § 78u-4(b)(3)(B) (applies to private actions "arising under this chapter"); see also Royal Ahold, 220 F.R.D. at 251 (there is no indication that Congress intended to extend the discovery stay to ERISA plaintiffs during the pendency of motions to dismiss); In re FirstEnergy Shareholder Derivative Litig., 219 F.R.D. 584, 586 (N.D. Ohio 2004) ("The PSLRA, by its terms, is limited to actions filed under the federal securities laws and does not apply outside this context). While the consolidated amended complaints filed on behalf of the investor class plaintiffs here assert claims arising under the securities laws, which implicate the PSLRA, those complaints also plead claims under the ICA, and state law, which do not. And there are derivative claims, in separate amended consolidated complaints, that are not subject to the PSLRA stay. FirstEnergy, 219 F.R.D. at 586 (derivative claims not subject to PSLRA). The PSLRA discovery stay, then, applies only to some of the class plaintiffs' claims, and does not apply at all to the derivative complaints.[10]

It would be cumbersome and inefficient to permit plaintiffs to proceed with discovery on some claims--or to permit only some plaintiffs to proceed with discovery--and simultaneously stay discovery with respect to other claims. And, since there is no statutory prohibition against taking discovery as to the non-PSLRA claims, the plaintiffs in those cases should be able to

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[10] Nor does the PSLRA stay apply to the claims that are being prosecuted in state court where the plaintiffs have voluntarily stayed their discovery pending the outcome of this motion.

proceed as of right, leaving the PSLRA plaintiffs behind. See Royal Ahold, 220 F.R.D. at 251(stay not applicable to ERISA claims); FirstEnergy, 219 F.R.D. at 586 (derivative actions not subject to PSLRA stay, even though same core facts involved); Tobias, 177 F. Supp. 2d at 164-165 (PSLRA stay not applicable to non-fraud state law claims asserting diversity jurisdiction).[11] One purpose of combining these various claims into one MDL proceeding is to avoid duplication of discovery . . . and conserve the resources of the parties, their counsel and the judiciary. In re Janus Mutual Funds Investment Litigation, 310 F. Supp. 2d 1359, 1361 (Jud. Pan. Mult. Lit. 2004). These claims all involve the same core facts,[12] and will require the same discovery. That discovery should be done once. As Judge Blake noted in Royal Ahold,

> [I]t would be inefficient to postpone all participation by the securities plaintiffs in the discovery the ERISA plaintiffs will be conducting. Thus, absent some persuasive reason to bar all ERISA discovery, the presence of the ERISA plaintiffs in this litigation supports a coordinated reprieve from the PSLRA stay with respect to the securities plaintiffs.

Royal Ahold, 220 F.R.D. at 252 n.15; see also Fazio v. Lehman Bros., Inc., No. 1:02 CV 157, 2002 WL 32121836, at *4 (N.D. Ohio May 16, 2002) ([B]ecause the factual bases for the various claims are intertwined, relief from the stay is granted as to all claims because the Court concludes that it is impracticable to limit discovery to particular claims.).

---

11 We recognize, of course, that this Court has the power to stay discovery with respect to the non-PSLRA claims under Fed. R. Civ. P. 26(c). See, e.g., In re AOL Time-Warner, Inc., Sec. & "ERISA" Litig., No. 02 Civ. 8853 (SWK), 2003 WL 22227945, at *1 (S.D.N.Y. Sept. 23, 2003) (district courts have broad discretion to stay discovery upon a showing of good cause). For the reasons discussed in this memorandum, it should not exercise that power but, rather, should permit the requested discovery.

12 As the Judicial Panel on Multidistrict Litigation stated: Whether the actions be brought by securities holders seeking relief under the federal securities laws or shareholders suing derivatively on behalf of the involved mutual funds, all actions can be expected to focus on similar mutual fund trading practices and procedures with some common defendants and/or witnesses. In re Janus Mutual Funds Investment Litigation, 310 F. Supp. 2d 1359, 1361 (Jud. Pan. Mult. Lit. 2004).

CONCLUSION

For the above reasons, the plaintiffs respectfully request the Court to enter an order lifting the PSLRA stay for the limited purpose of authorizing the plaintiffs immediately to proceed with document discovery as identified in Plaintiffs First Omnibus Request for Production of Documents annexed as Exhibit B.

MILBERG WEISS BERSHAD &
SCHULMAN, LLP

/s/
David J. Bershad
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: 212-594-5300
Fax: 212-868-1229

BERNSTEIN LITOWITZ BERGER
& GROSSMANN, LLP

/s/
Alan Schulman
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone: 858-793-0070
Fax: 858-793-0323

Co-Chairs of Plaintiffs' Steering Committee

TYDINGS & ROSENBERG LLP

/s/
John B. Isbister, Federal Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore Maryland 21202
Telephone: 410-752-9700
Fax: 410-727-5460

Liaison Counsel for Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT) LITIGATION	MDL No. 1586
	) Case Nos. 04-15861-CBB
	) 04-15862-AMD
[All Tracks]	) 04-15863-JFM
	) 04-15864-FPS

CLASS PLAINTIFFS' MOTION TO LIFT STAY TO COMMENCE DISCOVERY

Plaintiffs in the class actions that are consolidated and coordinated in these proceedings ("plaintiffs") move for an order to lift the discovery stay that otherwise would be applicable under 15 U.S.C. § 78u-4(b)(3)(B) in order to permit the plaintiffs to serve each defendant with a limited request for production of documents, and to require each defendant to respond and otherwise to comply with that request in accordance with applicable Federal Rules of Civil Procedure.

The plaintiffs are entitled to the entry of the requested order because the requested discovery is "particularized discovery" that is "necessary to prevent undue prejudice" to the plaintiffs, as amplified in the attached support memorandum. A proposed order embodying the relief sought by this motion is also attached.

MILBERG WEISS BERSHAD &
SCHULMAN, LLP

/s/
David J. Bershad
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: (212) 594-5300
Fax: (212) 868-1229

BERNSTEIN LITOWITZ BERGER
& GROSSMANN, LLP

/s/
Alan Schulman
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone: 858-793-0070
Fax: 858-793-0323

Co-Chairs of Plaintiffs' Steering Committee

TYDINGS & ROSENBERG LLP

/s/
John B. Isbister, Federal Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore Maryland 21202
Telephone: 410-752-9700
Fax: 410-727-5460

Liaison Counsel for Plaintiffs

EXHIBIT A

EXHIBIT A

To the best of plaintiffs' knowledge, information and belief, the status of the governmental investigations and proceedings with respect to each fund family is as follows:

Alger	Alger Vice Chairman James P. Connelly, Jr. ("Connelly") has admitted that he approved agreements allowing certain investors, including Veras Investment Partners, to time Alger funds. Connelly has pled guilty to tampering with evidence and has been sentenced to 1 to 3 years in prison, and has consented to an SEC cease-and-desist order and agreed to pay a $400,000 civil penalty. See John Hechinger & Tom Lauricella, MFS's Wunderkind CEO Ballen May Face SEC Temporary Ban, Wall St. J., Jan. 29, 2004, at C1.
Alliance	Alliance has settled with the SEC and the New York Attorney General, agreeing to pay at least $150 million in restitution and a $100 million civil penalty, and to reduce fees by $350 million over five years. See Christopher Oster, Mutual Funds to Return Fees to Investors, Wall St. J., June 29, 2004, at D1.
Columbia and Bank of America/Nations Funds	Columbia's parent company FleetBoston Financial has merged with Nations Funds' controlling company Bank of America, which has settled with the SEC and the New York Attorney General on behalf of Columbia and Nations. Pursuant to the settlement, Bank of America has agreed to pay a total of $675 million in restitution, civil penalties, and fee reductions. See Christopher Oster & Carrick Mollenkamp, Mutual-Fund Indictment Against Broker Reveals "Startling" Phone Dialogue, Wall St. J., Apr. 6, 2004, at C1.
Excelsior	Excelsior has admitted that it found some instances of market timing and late trading. See Stephanie D. Smith, Scandals at a Glance, Money Mag., Jan. 11, 2004, available at http://money.cnn.com/2004/01/08/funds/ultimateguide_scandals_0204/.
Federated	After conducting an internal investigation, Federated admitted that market timing occurred and established a "restoration fund" of $7.6 million to compensate shareholders, but the restoration fund has not been approved by any governmental authority. Federated designated an additional $12.4 million to pay other expenses related to the investigation. See Arden Dale & Ian McDonald, SEC Seeks Federated Investors Data, Wall St. J., Aug. 9, 2004, at C13.

Franklin/ Templeton	Franklin/Templeton settled with the SEC, agreeing to pay $30 million in disgorgement and a civil penalty of $20 million. See Tom Lauricella, Franklin Advisers, SEC Reach Pact, Wall St. J., Aug. 3, 2004, at D7. Certain of the Franklin entities named in the Massachusetts Securities Division's complaint entered into a Consent Order on September 20, 2004, that settled claims in the Massachusetts complaint, as to those defendants, for an administrative fine of $5 million. David Armstrong & Tom Lauricella, Fund, Regulator Conclusions Differ, Wall St. J., Sept. 22, 2004, at C19. The Massachusetts Consent Order states that the settling Franklin respondents admit, for the purposes of settlement, to the Massachusetts Securities Division's Statement of Facts set out in the Offer and consent to the entry of the Order. Id.
AIM/Invesco	AIM/Invesco has tentatively settled with the SEC and the New York Attorney General, agreeing to pay a combined $375 million in penalties and restitution. AIM/Invesco also agreed to reduce fees by $75 million over the next five years. In a separate agreement with the Colorado Attorney General, Invesco will pay an additional $1.5 million for attorneys' fees and investor education. See Kate Kelly & Ian McDonald, Invesco, AIM Settle Trading-Abuse Cases, Wall St. J., Sept. 8, 2004, at C1.
Janus	Janus has settled with the SEC and the New York and Colorado Attorneys General, agreeing to pay $50 million in restitution and a civil penalty of $50 million and to reduce fees by $125 million over five years. See Daisy Maxey, The Year of Living Scandalously, Wall St. J., Sept. 3, 2004, at R1.
MFS	MFS has settled with the SEC, New York Attorney General, and New Hampshire Bureau of Securities Regulation, agreeing to pay $175 in restitution and a civil penalty of $50 million and to reduce fees by $125 over five years. Id.
One Group	One Group has settled with the SEC and the New York Attorney General, agreeing to pay $10 million in restitution and a civil penalty of $40 million and to reduce fees by $40 million over five years. Tom Lauricella, Bank One Unit Agrees to Pay $90 Million Over Fund Trades, Wall St. J., June 30, 2004, at A3.
Pilgrim Baxter	Pilgrim Baxter has settled with the SEC and the New York Attorney General, agreeing to pay $40 million in restitution and a civil penalty of $50 million and to reduce fees by $10 over five years. See Christopher Oster, Mutual Funds to Return Fees to Investors, Wall St. J., June 29, 2004, at D1.

PIMCO	PIMCO has settled with the SEC, agreeing to pay a civil penalty of $40 million and disgorgement of $10 million to wronged investors. See Siobhan Hughes, SEC Nets Another Fund Settlement, Wall St. J., Sept. 14, 2004, at C17. PIMCO's adviser and two affiliates additionally agreed to pay $11.6 million in settlement with the SEC and $9 million in settlement with the California Attorney General. See Tom Lauricella, California Tackles Disclosure Issues at Mutual Funds, Wall St. J., Sept. 16, 2004, at C1. In a separate settlement agreement with the New Jersey Attorney General, PIMCO has agreed to pay $1.6 million in restitution and a civil penalty and costs of $18 million. See Yuka Hayashi, Pimco Affiliates Settle Funds Case, Wall St. J., June 2, 2004, at D11.
Putnam	Putnam has settled with the SEC and the Massachusetts Securities Division, agreeing to pay $10 million in restitution and a civil penalty of $100 million. See The Year of Living Scandalously, Wall St. J., Sept. 3, 2004, at R1.
Scudder	After conducting an internal investigation, Deutsche Asset Management, which operates the Scudder Investments family of funds, admitted "an arrangement with an 'investment advisory firm' that had engaged in improper short-term trading of several Scudder international stock funds." See Tom Lauricella, Deutsche Bank Unit Sees Problem, Wall St. J., April 8, 2004, D7.
Strong	Strong has settled with the SEC and the New York Attorney General. Pursuant to the settlement, Strong and its founder and Chief Executive Officer Richard S. Strong have agreed to pay a total of $140 million in restitution and civil penalties and to reduce fees by $35 million over five years. See Christopher Oster, Mutual Funds to Return Fees to Investors, W. St. J., June 29, 2004, at D1.

EXHIBIT B

EXHIBIT B

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates to: All Tracks	MDL No. 1586 Case Nos. 04-15861-CBB 04-15862-AMD 04-15863-JFM 04-15864-FPS

PLAINTIFFS' FIRST OMNIBUS REQUEST FOR PRODUCTION OF DOCUMENTS

Pursuant to Fed. R. Civ. P. 34 and L.R. 104, PLAINTIFFS requests that DEFENDANTS respond to this Request within the time prescribed by the Federal Rules of Civil Procedure and produce the following documents for inspection and copying thirty days from the date of service of this Request. Documents shall be produced at the offices of the Administrative Counsel in the vertical fund family subtrack in which a defendant is a party[1] or at such time and place as may be agreed upon by counsel.

INSTRUCTIONS

Uniform Instructions

See Local Rules of the United States District Court for the District of Maryland App. D. Supplemental Instructions immediately follow the Uniform Instructions.

1. If, in responding to this Request for Production, you encounter any ambiguities when construing a request or definition, the response shall set forth the matter deemed ambiguous and the construction used in responding.

[1] Any party that is a defendant in more than one vertical fund family subtrack shall produce documents at the offices of one of the chairs/chief Administrative Counsel for the MDL as a whole.

2. Whenever in this Request you are asked to identify or produce a document which is deemed by you to be properly withheld from production for inspection or copying:

A. If you are withholding the document under claim of privilege (including, but not limited to, the work product doctrine), please provide the information set forth in Fed. R. Civ. P. 26(b)(5) and Discovery Guideline 9(c)(ii)(b), including the type of document, the general subject matter of the document, the date of the document, and such other information as is sufficient to identify the document, including, where appropriate, the author, addressee, custodian, and any other recipient of the document, and where not apparent, the relationship of the author, addressee, custodian, and any other recipient to each other in a manner that, without revealing the information claimed to be protected, will enable this party to assess the applicability of the privilege or protection claimed by you;

B. If you are withholding the document for any reason other than an objection that is beyond the scope of discovery or that a request is unduly burdensome, as to each document, state the information requested in ¶ 2.A, above, and the reason for withholding the document.

3. When a document contains both privileged and non-privileged material, the non-privileged material must be disclosed to the fullest extent possible without thereby disclosing the privileged material. If a privilege is asserted with regard to part of the material contained in a document, the party claiming the privilege must clearly indicate the portions as to which the privilege is claimed. When a document has been redacted or altered in any fashion, identify as to each document the reason for the redaction or alteration, the date of the redaction or alteration

and the person performing the redaction or alteration. Any redaction must be clearly visible on the redacted document.

4. If production of any requested document(s) is objected to on the grounds that production is unduly burdensome, describe the burden or expense of the proposed discovery.

Supplemental Instructions

1. In producing the documents requested, please furnish all documents within your possession, custody or control, regardless of whether such documents are possessed directly by you, or by your attorneys, agents, employees or representatives.

2. If any of these documents cannot be produced in full, you are requested to produce them to the fullest extent possible, specifying clearly the reasons for your inability to produce the remainder and stating any information, knowledge or belief you have concerning the unproduced portion.

3. The terms "and" and "or" shall be construed either disjunctively or conjunctively so as to bring within the scope of this Request all documents which might otherwise be construed to be outside its scope.

4. The specificity of any request herein shall not be construed to limit the generality or reach of any other request herein.

5. Unless otherwise specified, this Request calls for the production of documents generated, sent, received, or in effect from January 1, 1998, through the date of your response to this Request.

DEFINITIONS

For purposed of this Request, capitalized terms shall have the definitions set forth below. The terms included under the heading "Uniform Definitions" are repeated verbatim from the

Court's Uniform Instructions and Definitions for Use in Discovery Requests. Immediately after the Uniform Definitions, additional terms are defined under the heading "Supplemental Definitions."

Uniform Definitions

1. COMMUNICATION: The term "COMMUNICATION" means a transmittal of information by any means.

2. CONCERNING: The term "CONCERING" means related to, referring to, describing, evidencing, or constituting.

3. PERSON: The term "PERSON" is defined as any natural person or any business, legal or governmental entity, or association.

4. The present tense includes the past and future tenses. The singular includes the plural, and the plural includes the singular. "All" means "any and all"; "any" means "any and all." "Including" means "including but not limited to." "And" and "or" encompass both "and" and "or." Words in the masculine, feminine or neuter form shall include each of the other genders.

Supplemental Definitions

1. COMPLAINTS: The term "COMPLAINTS" refers to the consolidated amended complaints filed in this MDL.

2. DEFENDANT: The term "DEFENDANT" (and "you" and "your") refers to each and every party identified as a defendant in the COMPLAINTS, as well as any merged or acquired predecessors, successors, owners, entities, subsidiaries, affiliates, divisions, and all present and former officers, directors, employees, agents, attorneys, investigators, representatives, consultants, contract hires, and other PERSONS acting at a DEFENDANT's

direction or under its supervision and control and all other PERSONS whose DOCUMENTS are in DEFENDANT's "possession, custody or control" within the meaning of Fed. R. Civ. P. 34(a).

3. DOCUMENT: The term "DOCUMENT" has the broadest meaning accorded to it by Rule 34(a) of all the Federal Rules Civil Procedure, and includes without limitation all written, printed, typed, recorded or graphic matter, however produced or reproduced, of every kind and description, in whatever form (*e.g.*, final and draft versions) in your actual or constructive possession, custody, care or control, including without limitation all writings, correspondence, e-mail letters, telegrams, notes, mailgrams, agenda, memoranda, inter-office communications, reports, press releases, logs, chronological memo files, meeting notes or memoranda, forecasts, projections, analyses, working papers, charts, request for authorization, expense account reports, charge or credit account vouchers, calendars, appointment books, diaries, drawings, graphs, photographs, sound reproduction tapes, data compilations from which information can be obtained or can be translated through detection devices into reasonably usable form, computer inputs or outputs, or any other tangible thing which constitutes or contains matters within the scope of Rule 26(b) of the Federal Rules of Civil Procedure. The term "DOCUMENT" shall include not only originals but also any copies of reproductions of all such written, printed, typed, recorded or graphic matter upon which notations in writing, print or otherwise have been made that do not appear in the originals.

In addition to the terms in the foregoing list, any comment, notation, strike-out, interlineation, or other alteration appearing on any DOCUMENT or any copy of any DOCUMENT, that is not a part of the original text of such DOCUMENT, is considered a separate DOCUMENT, as is any draft or preliminary form of any DOCUMENT.

4. INDEPENDENT DISTRIBUTION CONSULTANT: The term "INDEPENDENT DISTRIBUTION CONSULTANT" refers to any person who has been engaged to assist any DEFENDANT to provide restitution to shareholders of mutual funds who were damaged or injured by LATE TRADING or MARKET TIMING.

5. LATE TRADING: The term "LATE TRADING" refers to the conduct and activities described as late trading in the COMPLAINTS in which you are a party.

6. MARKET TIMING: The term "MARKET TIMING" refers to the conduct and activities described as market timing the COMPLAINTS in which you are a party.

7. PLAINTIFFS: The term "PLAINTIFFS" refers to the plaintiffs in the consolidated amended complaints filed in MDL 1586.

Document Requests

1. All DOCUMENTS and materials that DEFENDANTS have produced or provided in connection with inquiries or investigations by governmental, regulatory, or self-regulatory agencies (including but not limited to the United States Securities and Exchange Commission and any department or agency of any State of the United States) with regard to MARKET TIMING or LATE TRADING.

2. All COMMUNICATIONS between you and any governmental, regulatory or self-regulatory agencies (including but not limited to the United States Securities and Exchange Commission and any department or agency of any State of the United States) with regard to MARKET TIMING or LATE TRADING.

3. All DOCUMENTS constituting any report, analysis, review evaluation, consideration, study or COMMUNICATION concerning the damages or injuries suffered or

costs incurred by persons who have purchased or held mutual fund shares as a result of MARKET TIMING or LATE TRADING

4. All COMMUNICATIONS with any INDEPENDENT DISTRIBUTION CONSULTANT.

5. All investigative reports or reviews that you have prepared, or have been prepared on your behalf concerning MARKET TIMING or LATE TRADING.

6. Any release, settlement, or other agreement, formal or informal, pursuant to which the liability of any person or any entity for damage arising out of the matters alleged in the COMPLAINTS has been limited, reduced, or released in any manner. This request includes all agreements by one party or person to indemnify another party or person for claims asserted in this litigation.

7. All insurance policies under which a person carrying on an insurance business might be liable to pay to you or on your behalf all or part of the damages sought in these actions.

MILBERG WEISS BERSHAD &
SCHULMAN, LLP

/s/
David J. Bershad
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: (212) 594-5300
Fax: (212) 868-1229

BERNSTEIN LITOWITZ BERGER
& GROSSMANN, LLP

/s/
____

Alan Schulman
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone: 858-793-0070
Fax: 858-793-0323

Co-Chairs of Plaintiffs' Steering Committee

TYDINGS & ROSENBERG LLP

/s/
____

John B. Isbister, Federal Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore Maryland 21202
Telephone: 410-752-9700
Fax: 410-727-5460

Liaison Counsel for Plaintiffs

EXHIBIT C

EXHIBIT C

APPENDIX OF CASES NOT GENERALLY REPORTED

In re Tyco Int'l, Ltd. Multidistrict Litig.,
(MDL 1335) No. 02-1335-B, Practice and
Procedure Order No. 5 (D. N.H. 2003) **Attachment 1**

#440504v.1

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW HAMPSHIRE

In re Tyco International, Ltd.
Multidistrict Litigation (MDL 1335)

MDL DOCKET NO. 02-1335-B
ALL CASES

PRACTICE AND PROCEDURE ORDER NO. 5

The New York County District Attorney has intervened in this multidistrict litigation proceeding and seeks a stay of all discovery until he completes a parallel grand jury investigation and prosecutions of three of the defendants in this case. Several of the defendants also seek to stay discovery until I rule on their anticipated motions to dismiss. They argue that a stay is required in the Securities Actions by the Private Securities Litigation Reform Act ("PSLRA"), 15 U.S.C. § 78u-4 (b)(3)(B) (1997) ("stay provision"), and that prudence warrants a similar stay in the ERISA and Derivative Actions. I determine that the District Attorney's concerns can better be addressed by targeted requests for protective orders, that document discovery should proceed in the ERISA and Derivative Actions, and that documents produced in the ERISA and Derivative Actions should be shared with counsel in the Securities Actions.

I.

A. The Civil Cases

Plaintiffs in various jurisdictions have filed more than 30 actions against Tyco and its directors and officers. These cases were consolidated by the Judicial Panel on Multidistrict Litigation and assigned to this court for case management. The consolidated cases are grouped into one of the following three categories, depending upon the theory of liability asserted by each suit: (1) Securities Actions; (2) ERISA Actions; and (3) Derivative Actions.

The Securities Actions plaintiffs allege that the defendants violated §§ 10(b) and 20(a) of the Securities Exchange Act of 1934, see, e.g., 15 U.S.C. §§ 78j, and Rule 10b-5 promulgated thereunder, by making material misrepresentations and failing to disclose material information regarding Tyco's accounting practices and financial condition. They further allege that certain Tyco executives violated §20A of the Exchange Act, see 15 U.S.C. § 78t-1, by selling large amounts of Tyco common stock while in possession of material, non-public information.

The ERISA Action plaintiffs, who were employed by Tyco and participated in its retirement plan by investing in Tyco stock, allege that the defendants violated provisions of the Employee Retirement Income Security Act, 29 U.S.C. § 1001 et. seq. (1999 & Supp. 2002). Specifically, they contend that the defendants breached their fiduciary duties, mismanaged Tyco's retirement plan, made material misrepresentations and failed to disclose material information regarding Tyco's accounting practices and financial condition. See 29 U.S.C. § 1104.

Lastly, the Derivative Action plaintiffs contend that Tyco's directors and officers breached their fiduciary duties by, among other things, failing to properly monitor Tyco's accounting practices and oversee its financial well-being. The Derivative Action suits also include allegations that the directors and executives committed corporate waste and grossly mismanaged the corporation.

B. <u>The Criminal Cases</u>

The New York County District Attorney has obtained an indictment against Dennis Kozlowski, Tyco's former Chief Executive Officer, and Mark Swartz, Tyco's former Chief Financial Officer. Both men are charged with one count of Enterprise Corruption under New York Penal Law Section 460.20(1)(a), one count of Conspiracy in the Fourth Degree, under New York Penal Law Section 105.10(1), and one count of Violating New York General Business Law Section 352-C(5). The indictment also charges Kozlowski and Swartz with numerous counts of Larceny in the First Degree under New York Penal Law Section 155.42 and Falsifying Business Records in the First Degree under New York Penal Law Section 175.10. The District Attorney has also obtained an indictment against Mark Belnick, Tyco's former general counsel, charging him with six counts of Falsifying Business Records. The District Attorney further represents that he is conducting a grand jury investigation that could lead to additional charges against the three defendants and others.

It is undisputed that the pending charges and the grand jury investigation arise from the same events that are at issue in this proceeding.

II.

A. <u>The District Attorney's Request for a Stay</u>

The District Attorney argues that if I allow discovery in this proceeding, it "will likely lead to the premature disclosure of sensitive information that could subvert the criminal prosecutions." Aff. of Mark Frasier Schell at ¶ 16. More particularly, he alleges that: (1) evidence of value in the criminal cases will become lost or corrupted; (2) witnesses in criminal cases will use discovery information to commit perjury; (3) witnesses in the criminal cases will be overburdened by having to respond to discovery in this proceeding; (4) my rulings might be inconsistent with rulings made by the judge in the criminal cases; and (5) issues will arise concerning the defendants' Fifth Amendment rights. While I am sensitive to these concerns, I am not persuaded that they warrant a blanket prohibition on discovery.

First, I am not proposing to allow the parties to take depositions or engage in other testimonial forms of discovery. Thus, there is no danger that witnesses will be discouraged from cooperating in the criminal cases because of demands placed on them in responding to deposition requests. Nor is it likely that discovery will affect the defendants' Fifth Amendment Rights.[1] Second, the District Attorney's unsupported assertion that evidence of value in the criminal cases will become lost or corrupted if I allow document discovery to proceed is not persuasive. If anything, document discovery will tend to preserve evidence which might otherwise be overlooked or destroyed. Third, I foresee little danger of inconsistent rulings in the state and federal cases. Other than on discovery issues, the only significant rulings that I will likely make in this case before the criminal cases are resolved will concern defendants' anticipated motions to dismiss and plaintiffs' anticipated motions for class certification. These rulings are unlikely to have any bearing on the criminal cases. Moreover, to the extent that I may be asked to rule on discovery disputes, I will pay substantial deference to any related rulings by the state court. Thus, the risk of inconsistent rulings is minimal.

I acknowledge the District Attorney's concern that witnesses in the criminal cases may exploit information obtained through

---

[1] It is significant in this regard that both Kozlowski and Belnick oppose the District Attorney's request for a stay.

discovery in this case to commit perjury. This concern, however, must be balanced against the significant interest that the parties in this proceeding have in obtaining an expeditious resolution of the pending claims. Given these competing interests, document discovery should proceed. The District Attorney should be notified of any discovery requests and given an opportunity to seek targeted protective orders pursuant to Fed. R. Civ. P. 26(c) to address any particularized concern that giving the parties access to certain documents will permit witnesses in the criminal cases to commit perjury.

B. <u>Defendants' Request for a Stay</u>

All of the defendants except Kozlowski and Belnick seek to stay discovery until I resolve their anticipated motions to dismiss. Their argument can be summarized as follows: (1) the Securities Actions assert claims that are subject to the stay provision; (2) the ERISA and Derivative Actions arise from the same course of conduct as the Securities Actions; and (3) allowing discovery in the ERISA and Derivative Actions will undermine any stay in the Securities Actions because discovery produced in the former actions inevitably will benefit the plaintiffs in the Securities Actions. While I accept defendants' contention that the PSLRA ordinarily requires a stay of discovery in securities actions, I do not agree that a similar stay is warranted in the ERISA and Derivative Actions.

Congress enacted the stay provision to deter plaintiffs from filing frivolous securities claims in the hope that either the high cost of responding to discovery will force corporate defendants to settle or that discovery will reveal information that can be used to save an otherwise deficient claim from dismissal. See In Re WorldCom, Inc. Securities Lit., 2002 WL 31628566*4 (S.D.N.Y. 2002) (summarizing stay provision's legislative history). While the stay provision only applies to federal securities claims, see 15 U.S.C. § 78u-4(b)(3)(B), its purpose clearly would be undermined if litigants could circumvent the stay by using litigation tactics. To partially address this concern, Congress amended the PSLRA to authorize a federal court to stay discovery in parallel state court actions, see 15 U.S.C. § 78u-4(b)(3)(D) (Supp. 2002). Further, at least one circuit court has held that discovery in a case subject to the stay provision should also be stayed with respect to supplemental state law claims, see SG Cowen Sec. v. U.S. Dist. Ct. for N.D. of Ca., 189 F.3d 909, 913 n.1 (9th Cir. 1999).

I would not hesitate to stay discovery in the ERISA and Derivative Actions if I were to determine that the plaintiffs filed them in an attempt to circumvent the stay provision. The evidence, however, does not support such a conclusion. The ERISA and Derivative Actions were filed as separate lawsuits by different counsel on behalf of different plaintiffs. The claims asserted in those actions are not frivolous and defendants do not claim that plaintiffs' counsel are working together to thwart the stay provision. Absent evidence of collusion, I will not stay discovery in the ERISA and Derivative Actions merely because they have been consolidated with the Securities Actions for pretrial purposes.

I am also unpersuaded by defendants' contention that a stay is warranted because the plaintiffs in the Securities Actions will derive an indirect benefit from the fact that I am allowing limited discovery in the ERISA and Derivative Actions. I recognize that if plaintiffs in the ERISA and Derivative Actions uncover new evidence of wrongdoing by the defendants, they are likely to amend their complaints and thereby provide the plaintiffs in the Securities Actions with information that may be useful in drafting their own amended complaint. I fail to see, however, how such a result will encourage plaintiffs in future cases to file frivolous securities claims. In any event, any interest that the defendants have in delaying discovery does not override the legitimate interest that the plaintiffs in the ERISA and Derivative Actions have in obtaining an expeditious resolution of their claims.

A more difficult question is presented by plaintiffs' request in the Securities Actions for access to documents produced in the ERISA and Derivative Actions. The stay provision permits "particularized discovery" in an action subject to the stay to avoid "undue prejudice." 15 U.S.C. § 78u-4(b)(3)(B). Other courts have invoked this exception to give plaintiffs in securities cases access to information that has been made available to investigative agencies and plaintiffs in other actions. <u>See</u> <u>WorldCom</u>, 2002 WL 31628566 at *4-5; <u>In Re Enron Corp. Sec. Derivative and ERISA Litig.</u>, 2002 WL 31845114 *1-2 (S.D. Tex. 2002). These courts reason that such discovery is "particularized" because it is limited to the discovery documents that have already been produced to others and it prevents "undue prejudice" by placing all potential claimants on an equal footing with respect to discovery. See id. This approach makes sense in a case like this where (1) the Securities Action plaintiffs would be at a serious disadvantage if they are denied access to documents that are produced to the other plaintiffs and government investigators; (2) the defendants will not incur any additional costs if the Securities Actions plaintiffs are given access to the documents; (3) keeping all parties on an equal footing with respect to discovery serves important case management interests in this complex litigation; and (4) none of the claims at issue are frivolous.

CONCLUSION

For the reasons set forth in this Practice and Procedure Order, I grant plaintiffs' requests in the ERISA and Derivative Actions to engage in document discovery. Any documents produced in the ERISA and Derivative Actions shall also be made available to the plaintiffs in the Securities Actions. The District

Attorney shall be served with copies of any discovery requests.

SO ORDERED.

Paul Barbadoro
Chief Judge

January 28, 2003

cc: Counsel of Record

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT) LITIGATION	**MDL No. 1586**
)	**Case Nos. 04-15861-CBB**
)	**04-15862-AMD**
[All Tracks])	**04-15863-JFM**
)	**04-15864-FPS**

ORDER

It is this ______ day of ________________, 2004, by and for the United States District Court for the District of Maryland, serving as the transferee court in all of the cases consolidated and coordinated into these proceedings, ORDERED that:

1. Class Plaintiffs' Motion to Lift Stay and To Commence Discovery ("Motion") is GRANTED.

2. The discovery stay otherwise applicable to certain of these proceedings pursuant to 15 U.S.C. § 78u-4(b)(3)(B) is lifted for the limited purposes described herein.

3. Plaintiffs may commence document discovery of the defendants immediately, by service of the First Omnibus Request for Production of Documents by Defendants ("Request"), attached to the Class Plaintiffs' Memorandum in Support of Motion to Lift Stay and to Commence Discovery, as Exhibit B.

4. The Request shall be deemed to have been served on each defendant as of the date of this Order.

5. Each defendant shall respond to the Request in accordance with Fed. R. Civ. Proc. 34.

____
J. Frederick Motz

____
Catherine C. Blake

____
Andre M. Davis

____
Frederick P. Stamp, Jr.

United State District Court Judges

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND**

IN RE MUTUAL FUNDS INVESTMENT LITIGATION **[All Tracks]**	**MDL 1586** **Case Nos. 04-MD-15861 04-MD-15862 04-MD-15863 04-MD-15864**

STIPULATED AMENDMENT TO SCHEDULING ORDER

WHEREAS, the plaintiffs have requested and defendants do not oppose a modification to the existing schedule to amend the pleadings and brief discovery issues;

WHEREAS, the plaintiffs prosecuting state court cases have agreed to continue their voluntary suspension of discovery in cases involving issues presented in MDL-1586 until this Court decides the discovery motions scheduled below (with the exception of discovery related to motions filed by defendants raising issues with jurisdiction and interstate and intrastate forum non conveniens in such state court cases);

It is ORDERED that:

Consolidated Complaints and Motions to Dismiss

September 29, 2004	Deadline for plaintiffs to file consolidated complaints in Maryland (or consolidated amended complaints in cases that have been transferred to Maryland)
November 19, 2004	Deadline for defendants to file motions to dismiss
January 12, 2005	Deadline for plaintiffs to file oppositions
February 4, 2005	Deadline for defendants to file replies
February ___, 2005	Hearing at ___:_____. TO BE SET

#430217v.1

Stay of Discovery Issues

September 29, 2004	Deadline for plaintiffs to file motions to lift discovery stay in cases instituted under the PSLRA
October 29, 2004	Deadline for defendants to file opposition to plaintiffs' motion and to file cross-motion for protective order in cases not instituted under the PSLRA
November 19, 2004	Deadline for plaintiffs to file opposition/reply
December 3, 2004	Deadline for Defendants to file reply
December ___, 2004	Hearing at ___:___. TO BE SET

IT IS SO ORDERED.

Dated: ____________________

____
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

Dated: ____________________

____
CATHERINE C. BLAKE
UNITED STATES DISTRICT JUDGE

Dated: July 23, 2004

/s/
ANDRE M. DAVIS
UNITED STATES DISTRICT JUDGE

Dated: ____________________

____
FREDERICK P. STAMP, JR.
UNITED STATES DISTRICT JUDGE

Stipulated and Agreed to:

/s/
David J.Bershad
Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
212-594-5300

/s/
Alan Schulman
Bernstein Litowitz Berger
& Grossmann LLP
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
858-793-0070

Co-Chairs of Plaintiffs' Steering Committee

/s/
Mark A. Perry
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington DC 20036
202-955-8500

Liaison on behalf of Defendants' Steering Committee

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION [All Tracks]	MDL 1586 Case Nos. 04-MD-15861 04-MD-15862 04-MD-15863 04-MD-15864

STIPULATION AND ORDER
STAYING THE MDL ACTIONS AGAINST THE CANARY DEFENDANTS
IN CONTEMPLATION OF SETTLEMENT

WHEREAS, the Co-Chairs of the Steering Committee on behalf of plaintiffs and the Classes they represent, Fund Derivative Counsel on behalf of the fund derivative plaintiffs and the Fund Parent Derivative Counsel on behalf of the fund parent derivative plaintiffs (collectively, "Plaintiffs' Counsel") and counsel on behalf of Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC and Edward Stern (collectively, the "Canary Defendants") in the above-captioned actions (the "MDL Actions") have entered into a Memorandum of Understanding containing the principal terms of an omnibus settlement of all claims that have been asserted against the Canary Defendants in the MDL Actions (the "Omnibus Settlement"), and

WHEREAS, under Rules 23(e) and 23.1 of the Federal Rules of Civil Procedure, the Omnibus Settlement will be submitted for approval by the Court in all tracks of the MDL Actions with prior notice to the class members and to the shareholders of the companies on whose behalf the derivative actions are brought; and

WHEREAS, for the benefit of the parties, class members and beneficiaries of the Omnibus Settlement and so as to minimize the costs of notice and maximize the funds available for distribution pursuant to the Omnibus Settlement, the parties consider it economically preferable that notice of the Omnibus Settlement with Canary be combined with other notices which may need to be made in the foreseeable future (such as a Notice of Pendency of the actions as certified class actions); and

WHEREAS, the Memorandum of Understanding is intended to be followed by a Stipulation and Agreement of Settlement and accompanying papers, including forms of Notice of Settlement, to be presented to the Court for preliminary approval and then disseminated to class members and to the shareholders of the companies in the derivative actions, describing the terms therein (and such other developments or settlements as may occur), and thereafter scheduled for a hearing before the Court to consider the final approval of the Omnibus Settlement; and

WHERERAS, the Memorandum of Understanding provides for a payment of funds in settlement of the claims against the Canary Defendants ("Settlement Fund") to be deposited in escrow for the benefit of the plaintiffs pending approval of the Omnibus Settlement, and that the Settlement Fund is intended to be a Qualified Settlement Fund within the meaning of Treasury Regulation § 1.468B-1; and

WHEREAS, the Canary Defendants have made the payment to the Settlement Fund, and those funds are being maintained in escrow, pursuant to the Memorandum of Understanding; and

WHEREAS, the Memorandum of Understanding provides for the parties to obtain a stay of plaintiffs' proceedings against the Canary Defendants, as settling defendants, pending final approval of the settlement; and

WHEREAS, in view of the proposed settlement and the practical economics and timing considerations regarding notice, a stay of the MDL Actions as against the Canary Defendants is appropriate until such time as dissemination of notice to the large number of potential members of the classes and shareholders in the MDL Actions is more practicable and may be coordinated with other notice in a time and cost efficient manner;

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and between the undersigned parties through their counsel, as follows:

1. Pending the proceedings and motion to approve the Omnibus Settlement with Canary, (a) plaintiffs' claims and proceedings against the Canary Defendants in the MDL Actions shall be stayed in all respects, including a stay of the time for the Canary Defendants to answer, move or otherwise respond to any pleadings and to respond to any Court deadlines for non-settling parties; and (b) the plaintiffs and class members shall not commence or prosecute any class, derivative or other actions or claims as against the Canary Defendants arising out of the subject matter alleged in the MDL Actions.

2. The Settlement Fund deposited in escrow for the settlement shall be treated for tax purposes as a Qualified Settlement Fund under Internal Revenue Code Section 468B.

3. The Court retains exclusive jurisdiction over the MDL Actions for purposes of considering all further matters arising out of or connected with the Omnibus Settlement with the Canary Defendants.

DATED: November 24, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP

By: [signature]
David J. Bershad
Deborah Clark-Weintraub
Kim E. Levy
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Co-Chair of Steering Committee

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

By: ______________________
Alan Schulman
Robert S. Gans
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323

Co-Chair of Steering Committee

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By: ______________________
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, New York 10016
Telephone: (212) 545-4300
Facsimile: (212) 545-4653

On behalf of all Fund Derivative Counsel

SWIDLER BERLIN SHEREFF FRIEDMAN, LLP

By: ______________________
Robert J. Jossen
Adam B. Rowland
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 973-0111
Facsimile: (212) 891-9598

- and -

KRAMER LEVIN NAFTALIS & FRANKEL LLP
Gary P. Naftalis
David S. Frankel
919 Third Avenue
New York, New York 10022
Telephone: (212) 715-9100
Facsimile: (212) 715-8000

Attorneys for Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC and Edward Stern

LAW OFFICES BERNARD M. GROSS, P.C.

By: ______________________
Deborah Gross
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102
Telephone: 215-561-3600
Facsimile: 215-561-3000

Horizontal Steering Committee Representative on behalf of all Parent Derivative Actions

DATED: November ___, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP

By: ____________________________
David J. Bershad
Deborah Clark-Weintraub
Kim E. Levy
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Co-Chair of Steering Committee

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

By: ____________________________
Alan Schulman
Robert S. Gans
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323

Co-Chair of Steering Committee

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By: ____________________________
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, New York 10016
Telephone: (212) 545-4300
Facsimile: (212) 545-4653

On behalf of all Fund Derivative Counsel

SWIDLER BERLIN SHEREFF FRIEDMAN, LLP

By: ____________________________
Robert J. Jossen
Adam B. Rowland
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 973-0111
Facsimile: (212) 891-9598

- and -

KRAMER LEVIN NAFTALIS & FRANKEL LLP
Gary P. Naftalis
David S. Frankel
919 Third Avenue
New York, New York 10022
Telephone: (212) 715-9100
Facsimile: (212) 715-8000

Attorneys for Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC and Edward Stern

LAW OFFICES BERNARD M. GROSS, P.C.

By: ____________________________
Deborah Gross
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102
Telephone: 215-561-3600
Facsimile: 215-561-3000

Horizontal Steering Committee Representative on behalf of all Parent Derivative Actions

DATED: November ___, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP

By: ____________________________
David J. Bershad
Deborah Clark-Weintraub
Kim E. Levy
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Co-Chair of Steering Committee

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

By: [signature]
Alan Schulman
Robert S. Gans
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323

Co-Chair of Steering Committee

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By: ____________________________
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, New York 10016
Telephone: (212) 545-4300
Facsimile: (212) 545-4653

On behalf of all Fund Derivative Counsel

SWIDLER BERLIN SHEREFF FRIEDMAN, LLP

By: ____________________________
Robert J. Jossen
Adam B. Rowland
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 973-0111
Facsimile: (212) 891-9598

- and -

KRAMER LEVIN NAFTALIS & FRANKEL LLP
Gary P. Naftalis
David S. Frankel
919 Third Avenue
New York, New York 10022
Telephone: (212) 715-9100
Facsimile: (212) 715-8000

Attorneys for Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC and Edward Stern

LAW OFFICES BERNARD M. GROSS, P.C.

By: ____________________________
Deborah Gross
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102
Telephone: 215-561-3600
Facsimile: 215-561-3000

Horizontal Steering Committee Representative on behalf of all Parent Derivative Actions

DATED: November ___, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP

By: ____________________________
David J. Bershad
Deborah Clark-Weintraub
Kim E. Levy
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Co-Chair of Steering Committee

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

By: ____________________________
Alan Schulman
Robert S. Gans
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323

Co-Chair of Steering Committee

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By: ____________________________
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, New York 10016
Telephone: (212) 545-4300
Facsimile: (212) 545-4653

On behalf of all Fund Derivative Counsel

SWIDLER BERLIN SHEREFF FRIEDMAN, LLP

By: ____________________________
Robert J. Jossen
Adam B. Rowland
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 973-0111
Facsimile: (212) 891-9598

- and -

KRAMER LEVIN NAFTALIS & FRANKEL LLP
Gary P. Naftalis
David S. Frankel
919 Third Avenue
New York, New York 10022
Telephone: (212) 715-9100
Facsimile: (212) 715-8000

Attorneys for Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC and Edward Stern

LAW OFFICES BERNARD M. GROSS, P.C.

By: ____________________________
Deborah Gross
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102
Telephone: 215-561-3600
Facsimile: 215-561-3000

Horizontal Steering Committee Representative on behalf of all Parent Derivative Actions

DATED: November ___, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP

By: ______________________
David J. Bershad
Deborah Clark-Weintraub
Kim E. Levy
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Co-Chair of Steering Committee

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

By: ______________________
Alan Schulman
Robert S. Gans
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323

Co-Chair of Steering Committee

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By: ______________________
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, New York 10016
Telephone: (212) 545-4300
Facsimile: (212) 545-4653

On behalf of all Fund Derivative Counsel

SWIDLER BERLIN SHEREFF FRIEDMAN, LLP

By: ______________________
Robert J. Jossen
Adam B. Rowland
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 973-0111
Facsimile: (212) 891-9598

- and -

KRAMER LEVIN NAFTALIS & FRANKEL LLP
Gary P. Naftalis
David S. Frankel
919 Third Avenue
New York, New York 10022
Telephone: (212) 715-9100
Facsimile: (212) 715-8000

Attorneys for Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC and Edward Stern

LAW OFFICES BERNARD M. GROSS, P.C.

By: ______________________
Deborah Gross
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102
Telephone: 215-561-3600
Facsimile: 215-561-3000

Horizontal Steering Committee Representative on behalf of all Parent Derivative Actions

SO ORDERED:

HONORABLE CATHERINE C. BLAKE
UNITED STATES DISTRICT JUDGE

HONORABLE ANDRE M. DAVIS
UNITED STATES DISTRICT JUDGE

HONORABLE J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

HONORABLE FREDERICK P. STAMP, JR.
UNITED STATES DISTRICT JUDGE